OFFER TO EXCHANGE
                                   MAXCO, INC.

     Offer to holders of record of Maxco, Inc. Common Stock as of April 22, 1997, to exchange 33,333 shares of Series Five Preferred Stock for up to 500,000 shares of outstanding Maxco, Inc. Common Stock.

     Series Five Preferred Stock will be nonvoting stock. It will provide quarterly cumulative dividends at the annual rate of 10%, subject to the restrictions of Michigan corporate law and the discretion of the Maxco Board of Directors. It will be callable at the option of the Company after three years at 105% of face value, with the call price declining at the rate of one percent per year to a minimum price after eight years to a price equal to face value. Series Five Preferred Stock will have rights on liquidation superior to those of Maxco Inc. Common Stock and equal to other outstanding preferred stock. See "Description of the Preferred Shares."

     Based on the face value per Preferred Share of $120.00 and the exchange ratio of 15 to 1, the effective exchange price per common share is $8.00. Based on the closing price of the Company's Common Stock for the ten trading days up to and including May 23, 1997, the exchange price provides a premium of 17% to tendering Shareholders. However, holders of the Preferred Shares will be limited in their ability to sell such shares as the Preferred Shares will not be registered securities and will not be freely tradable.

     Shareholders who exchange their Maxco Common Stock for Series Five Preferred hereby should be aware that there is no trading market for such Series Five Preferred Shares and that there is no ability for such a trading market to develop. Shareholders should review and carefully consider the discussion under "Investment Considerations."

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS ANY SUCH COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE OFFER TO  EXCHANGE  AND  WITHDRAWAL  RIGHTS  WILL  EXPIRE AT 5:00 P.M.,
EASTERN DAYLIGHT TIME, ON JUNE 25, 1997, UNLESS THE OFFER TO EXCHANGE IS EXTENDED OR TERMINATED AS DESCRIBED HEREIN.


May 28, 1997

                                     SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Exchange Offer or in the accompanying documents.

The Company

     Maxco, Inc. is a holding company with corporate headquarters located at 1118 Centennial Way, Lansing, Michigan 48917. Its telephone number is (517) 321-3130. A diversified wholesale distributor/converter and manufacturer, Maxco's products and services are used by highway and general construction, heat treating and flexible packaging industries. Maxco presently employs approximately 620 persons at its various locations in Michigan, Wisconsin, Ohio and Indiana. Maxco is involved in distribution, packaging products, metal heat treating services and real estate. In addition to its operating units, Maxco has an equity position in a real estate development limited liability company and three technology related companies, Medar, Inc., AXSON, S.A. and Strategic Interactive, Inc. For a more complete description of the Company, see the Maxco, Inc. Annual Report on Form 10-K for the year ended March 31, 1996, attached hereto as Exhibit A. For developments subsequent to March 31, 1996, see the Maxco, Inc. Form 10-Q for the quarter ended December 31, 1996, attached hereto as Exhibit B.

The Exchange Offer

     Shares of Maxco, Inc. Series Five Preferred Stock (the "Preferred Shares"), are being offered to the Company's common shareholders of record as of April 22, 1997 in exchange for up to 500,000 shares of Maxco's outstanding Common Stock (the "Common Stock"). The Company will issue one share of the Preferred Shares for each fifteen shares of Common Stock tendered. No fractional Preferred Shares will be issued. Shareholders will instead be paid for such unissued fractional Preferred Shares at the rate of $120.00 per share. In the event more than 500,000 shares of outstanding Common Stock are tendered, the exchange will be made, as nearly as possible, pro rata, based on the number of shares tendered by each shareholder during the period the Exchange Offer remains open. In making such prorations, the Company intends to use increments of fifteen shares of Common Stock to avoid, as much as possible, the creation of fractional Preferred Share interests. In addition, Common Stock tendered by holders of less than ninety shares who have tendered all of the shares of Common Stock held by them will be accepted prior to any proration. It is anticipated that the Exchange Offer will remain open until 5:00 p.m., Eastern Daylight Time, on June 25, 1997 unless further extended by the Company. See "The Exchange Offer" for a further discussion.

Purpose of the Exchange Offer

     Maxco has never paid dividends on its Common Stock. In the foreseeable future with the planned growth of its businesses, the Company does not expect the situation to change. However, the Company recognizes that the investment objectives of some of its Shareholders may now be focused more on current income than long term appreciation.

The Exchange Offer is being made to address this need. See "Purpose of the Transaction" for a more complete discussion.

Dissenters' Rights of Appraisal

     This Exchange Offer does not give rise to any dissenters' rights of appraisal under Michigan corporate law.

The Preferred Shares

     Preferred Shares will be nonvoting and will provide quarterly dividends at an annual interest rate of 10%. Dividends will be payable only out of current or retained earnings and will be further subject to the requirements of Michigan Corporate law and the discretion of the Maxco board of directors. Dividends will be cumulative.

     The Preferred Shares will be callable, at the option of the Company, at 105% of face value after 36 months from the date of issuance. The call price will decline 1% each 12 month period thereafter that the shares remain outstanding, but will not decline below face value.

     The Preferred Shares will have liquidation rights equal to holders of Maxco Inc. Series Three and Four Preferred Shares and superior to those of Common Stock holders. See "Description of the Preferred Shares" for a more detailed description.

                            INVESTMENT CONSIDERATIONS

     There are a number of considerations, including those enumerated below, pertinent to a decision to retain the Common stock or to accept the Exchange Offer for an investment in the Preferred Shares. Before tendering any Common Stock pursuant to the Exchange Offer, a Shareholder should carefully consider the following, together with all of the other information set forth in this Prospectus, in light of such Shareholder's particular financial circumstances and investment objectives.

     Lack of Trading Market. Shareholders can expect that there will not be a trading market for the Preferred Shares and that the Shareholder may find it difficult to sell the Preferred Shares if they desire to do so. The Preferred Shares have not been registered with the United States Securities and Exchange Commission and will not be registered on any exchange or with the National Association of Securities Dealers.

     Static Nature of Price for Preferred Shares. It is unlikely that the market value of the Preferred Shares will fluctuate significantly from the $120 face value. Preferred Shareholders will, thus, not experience any appreciation in the value of their stock. Depending on market conditions and the performance of the Company, however, the price of the Common Stock could increase in the future and the Common Stock might trade at prices greater than the relative value of the Preferred Shares. In addition, the aggregate net realizable value of the individual business units or assets of the Company may exceed the market value of the Company's Common Stock. There are currently no plans to dispose of any of the Company's business units or assets outside the ordinary course of business.

     Potential Negative Consequences of Redemption. Holders of the Preferred Shares will not be able to cause their shares to be redeemed, or to prevent such redemption. The decision as to when, or if, to redeem the Preferred Shares is at the sole option of the Company. In the event the Company elects to redeem the Preferred Shares at the end of three years, Shareholders will have had a relatively short time in which dividends were received. Depending on prevailing interest rates at the time of redemption, Shareholders may not be able to achieve an equivalent yield from another investment. In addition, depending on the Shareholder's basis in the shares, a redemption may give rise to taxable gain in a year which the Shareholder would otherwise not choose to take such gain.

               The following table sets forth certain information
              regarding the Company for the periods ended March 31
                         and December 31, 1996 and 1995

                             SELECTED FINANCIAL DATA


                                                                  Nine Months Ended                  Twelve Months Ended
                                                                    December 31,                         March 31,
                                                                 1996          1995               1996               1995
                                                            -----------------------------------------------------------------------
                                                                       (in thousands, except per share data)
Total assets                                                $   54,708         $ 69,031         $ 68,544         $   60,672

Long-term obligations (net of current                            5,628           23,934           26,815             15,369
maturities)

Net sales and other income                                      54,172           49,106           59,330             55,850

Income (loss) from continuing operations                        22,879           (1,404)          (2,599)             2,084

Income (loss) from discontinued businesses                        (594)             405              (94)             2,034

Equity share of affiliates earnings (losses)                      (459)          (2,340)          (2,275)               664

Net income (loss)                                               22,285             (999)          (2,693)             4,118

Per common share (primary):

Income (loss) from continuing operations                          5.66            (0.35)           (0.64)              0.42

Income (loss) from discontinued businesses                       (0.15)            0.09            (0.02)              0.46

Net income (loss)                                                 5.51            (0.26)           (0.66)              0.88

Per common share (fully diluted):

Income (loss) from continuing operations                          5.37              (a)              (a)               0.42

Income (loss) from discontinued businesses                       (0.14)             (a)              (a)               0.44

Net income (loss)                                                 5.23              (a)              (a)               0.86

Ratio of earnings to fixed charges and                           31.38              (b)              (c)               2.87
preferred stock dividends

(a)  Antidilutive for the period presented
(b)  Ratio is less than 1 to 1 representing a coverage deficiency of $2,314,000
(c)  Ratio is less than 1 to 1 representing a coverage deficiency of $4,035,000

                       DESCRIPTION OF THE PREFERRED SHARES

     Holders of Preferred Shares will be not be entitled to vote. The Preferred Shares will provide a dividend at the rate of 10% per annum. Dividends will be payable solely out of current or accumulated earnings, and will be further subject to the requirements of Michigan corporation law that dividends may not be paid if the effect would cause the corporation to be unable to pay its debts as they become due in the usual course of business. It is anticipated that the dividends will be paid on a quarterly basis. However, if the board of directors of the Company determines that it would not be prudent in any quarter to pay such dividends, the dividend will accumulate and be payable in the next quarter in which dividends are paid. The terms of the loan agreement between the Company and its major lender currently limit the annual dividends payable by the Company. The Company is seeking a modification of its loan agreement in order to pay the dividends payable on the Preferred Shares in any fiscal year.

     The Preferred Shares will not be callable by the Company for three years. Thirty-Six months after the date of issuance, the Preferred Shares will become subject to being called at the sole option of the Company. Payment upon such call after thirty-six months will be at the rate of One Hundred Five Percent (105%) of the face value of One Hundred Twenty and 00/100 ($120.00) Dollars for each Preferred Share. The call price will decline at the rate of One Percent (1%) per year during the time which the Preferred Shares remain outstanding. In no event, however, will the call price decline below the face value of One Hundred Twenty and 00/100 ($120.00) Dollars per share of Preferred Stock. The following table sets forth the call prices per Preferred Share:

                   Year 4           105%              $126.00
                   Year 5           104%              $124.80
                   Year 6           103%              $123.60
                   Year 7           102%              $122.40
                   Year 8           101%              $121.20
                   Thereafter       100%              $120.00

     In addition to the Preferred Shares and the Common Stock, the Company has outstanding 15,931 shares of Series Three Preferred Shares which were issued in February 1992 and 46,414 shares of Series Four Preferred Shares which were issued in January 1997. Series Three Preferred is a 10% cumulative preferred with a face value of $60.00. It is voting stock at the rate of 20 votes per share and is redeemable at the option of the Company. Series Four Preferred is a 10% cumulative preferred with a face value of $51.50. It is nonvoting stock and is redeemable at the option of the Company. Dividends have been paid on the Series Three and Series Four Preferred Shares each quarter since issuance.

     Series One Preferred Shares, of which 4,000 shares were issued, and Series Two Preferred Shares, of which 18,000 shares were issued, have been fully redeemed and are no longer outstanding.

     In the event of liquidation of the Company, the Preferred Shares will have a preferred position to shares of Common Stock and will have a position equal to Series Three and Series Four Preferred Shares for payment of its face value plus any accumulated dividend.

     The following table sets forth a comparison of the terms of the Preferred Shares to the terms of the Common Stock.


                                        Series Five Preferred                   Common Stock

Voting Rights                           None                                    One per Share

Dividend                                10% on Face Value of                    None Anticipated
                                        $120.00

Conversion Rights                       None                                    Not Applicable

Redemption at Option of                 None                                    None
Shareholder

Call at Option of Company               None for 3 years, at 105% of            None
                                        face value in 4th year,
                                        declining 1% per year to face
                                        value in 9th year and
                                        thereafter,
                                        plus any accumulated
                                        dividends.

Liquidation Rights                      Following payment of                    Following payment of
                                        creditors, but prior to any             creditors and Preferred
                                        payments to holders of                  Shareholders, holders of
                                        Common Stock, will receive              Common Stock will share
                                        face value of shares plus               equally in the assets of
                                        accumulated dividends.                  the Company on a per share
                                        Thereafter will not be entitled         basis.
                                        to share in the assets of the
                                        Company.


Preemption Rights                       None                                    None

                               THE EXCHANGE OFFER

     The Preferred Shares are being offered to the holders of record of the Company's Common Stock as of April 22, 1997 in exchange for up to 500,000 shares of such Common Stock. Maxco will issue one share of the Preferred Shares in exchange for every fifteen shares of Maxco, Inc. Common Stock tendered to, and accepted by, the Company. No fractional Preferred Shares will be issued. In the event the amount of Common Stock tendered by a shareholder is not evenly divisible by fifteen, the shareholder will be paid for the unissued fractional Preferred Share at the rate of $120.00 per share. Up to Five Hundred Thousand (500,000) shares of Common Stock will be accepted in exchange for the Preferred Shares. In the event Common Stock in excess of 500,000 shares are tendered, acceptance will be pro rata for all shareholders tendering Common Stock in accordance with the number of shares tendered during the time the Exchange Offer is open. Pursuant to rules of the Commission, the Company is permitted to accept up to 2% additional tendered Common Stock without amending the Exchange Offer. In the event proration is required, the Company intends to use increments of fifteen shares of Common Stock to avoid, as much as possible, the creation of fractional Preferred Share interests. In addition, Common Stock tendered by holders of less than ninety shares who have tendered all of the shares of Common Stock held by them will be accepted prior to any proration. Further, in the event that the shares tendered appear likely to cause the number of record shareholders to approach 300, the Company will reduce the number of shares to be accepted for exchange or will withdraw the Exchange Offer. Subject to the above, in the event less than 500,000 shares of Common Stock are properly tendered, all shares of Common Stock tendered will be accepted for exchange.

     Based on the face value per Preferred Share of $120.00 and the exchange ratio of 15 for 1, the effective exchange price per common share is $8.00. Based on the closing price of the Common Stock for the ten trading days up to and including May 23, 1997, the exchange price provides a premium of 17% to tendering Shareholders. However, there is no assurance that a holder of the Preferred Shares will be able to sell such shares, or that the Preferred Shares will trade at their face value.

     The Exchange Offer will expire at 5:00 p.m., Eastern Daylight Time, on June 25, 1997, unless extended or earlier terminated (the "Exchange Expiration Date"). The Company reserves the right to extend the Exchange Offer for such periods as it may determine, in its sole discretion, from time to time. If the Company extends the Exchange Offer, it will do so by giving oral or written notice to the Exchange Agent no later than 9 a.m., Eastern Daylight Time, on the business day following any previously announced Exchange Expiration Date.

     Any extension, termination or amendment of the Exchange Offer will be followed as promptly as practicable by notice thereof, such notice in the case of any extension to be issued no later than 9:00 a.m., Eastern Daylight Time, on the business day following the previously scheduled Exchange Expiration Date. For purposes of the Exchange Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Daylight Time.

     The Company does not expect to change the terms of the Exchange Offer or increase the exchange rate of the Preferred Shares offered in the Exchange Offer. However, if the consideration offered in the Exchange Offer is increased, all tendering holders of Maxco, Inc. Common Stock accepted for exchange in such Exchange Offer, including those accepted before the announcement of any such increase, will receive the same consideration regardless of when they tender. If the exchange rate is increased, the consideration is otherwise changed or the number of shares to be accepted for exchange is increased or decreased, the Exchange Offer will remain open at least 10 business days from the date the Company first gives notice to the Exchange Agent of such increase.

The Common Stock

     As of March 31, 1997, the Company had 3,517,180 shares of its Common Stock outstanding, which were held by approximately 1,500 record and beneficial holders. Maxco's Common Stock is traded on the Nasdaq Stock Market national list under the symbol MAXC.

     The range of high and low sales prices for the last two years as reported by Nasdaq were:

YEAR              QUARTER ENDED                      HIGH              LOW
----              -------------                      ----              ---

1995              March 31                           10- 3/4           8
                  June 30                            9                 7-1/4
                  September 30                       10                7-7/8
                  December 31                        9-1/8             7

1996              March 31                           10                6-3/4
                  June 30                            10-1/8            8
                  September 30                       9-3/4             8-1/8
                  December 31                        8-5/8             7-3/8

1997              March 31                           7-3/4             6-1/4

     No shareholder vote is required for this transaction and you are not being asked to give a proxy.

Purpose of the Transaction

     Maxco has never paid dividends on its common stock. Although the Company will not be prohibited from paying dividends on the contemplated Preferred Shares, it is prohibited from paying dividends on its Common Stock by the terms of the loan agreement between the Company and its primary lender. In the foreseeable future, the Company does not expect the situation to change.

     The Company also recognizes that the investment objectives of some of its Shareholders may now be focused more on current income than long term appreciation. At annual meetings of the

Shareholders and in other contacts, Shareholders have frequently raised the question as to when they can expect dividends to be paid. In addition, some long term shareholders are now reaching an age at which current income is more important to them than it was at the time their investment was made. Company management initiated discussion of the proposed exchange to address this need and, as a result, this offer is being made to Shareholders.

Anticipated Federal Income Tax Consequences

     The Company intends for the exchange to qualify as a "recapitalization" pursuant to Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended. If the transaction should qualify as such a recapitalization, shares of Preferred Shares received by Shareholders in exchange for Common Stock tendered pursuant to this Exchange Offer will have a "carry-over basis" which will be the same as the basis of the Common Stock tendered. (The basis of a shareholder's Common Stock will usually be equal to the price paid upon the purchase of such shares by such shareholder.) The basis of the Preferred Shares will determine the gain or loss to be recognized by the Shareholder at the time of a later transfer of such Preferred Shares by the Shareholder, whether or not upon call by the Company.

     If the Internal Revenue Service should determine that the value of the Preferred Shares is greater that the value of the Common Stock tendered by a Shareholder, that Shareholder will have taxable gain equal to the deemed difference in value. Although the face value of the Preferred Shares is 18.5% greater than the closing price of the Common Stock on May 23, 1997, other factors may be considered in establishing the actual value of the Preferred Shares. These factors include but are not limited to the value of the Common Stock on the actual Exchange Date, the potential lack of a trading market for the Preferred Shares and the possibility of greater appreciation in the price of the Common Stock in comparison to the Preferred Shares. (See "Investment Considerations.") The Company has established the face value of the Preferred Shares at $120 in an attempt to equalize the value of the Preferred Shares to the Common Stock. However, there can be no guaranty that the IRS will agree that the value of the Preferred Shares is equal to that of the Common Stock at the time of the exchange.

     In the event the IRS determines that the fair market value of the Preferred Shares exceeds that of the Common Stock surrendered, it is likely that the excess received in the exchange will be taxable as part of a capital exchange. Conversely, in the event the value of the Common Stock is deemed to be greater than that of the Preferred Shares, the shareholder could be entitled to recognize a loss on the exchange.

     In addition, in the event Shareholders receive cash payments from the Company in lieu of unissued fractional Preferred Shares, it is likely that such payments will constitute income which will be taxable as a redemption of such fractional shares.

     Shareholders are urged to consult their own tax advisors to determine the effect of this transaction based on their particular circumstances.

Procedure for Tendering Maxco Common Stock.

     The tender by a record holder, and acceptance by the Company, of Common Stock in accordance with the procedures set forth below will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     Except as set forth below, to effect a valid tender pursuant to the Exchange Offer, a record holder must transmit certificates for its Maxco Common Stock, together with the Letter of Transmittal (or copies thereof) properly completed and duly executed as of the date of tendering, and all other documents required by such Letter of Transmittal, to the Exchange Agent at its address set forth herein prior to the Exchange Expiration Date. (See "The Exchange Agent")

     HOLDERS SHOULD NOT SEND COMMON STOCK OR LETTERS OF TRANSMITTAL OR ANY OTHER REQUIRED DOCUMENTS TO THE COMPANY. TO VALIDLY TENDER COMMON STOCK THE HOLDERS MUST SEND THE COMMON STOCK TOGETHER WITH THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT ONLY. THE METHOD OF DELIVERY OF THE COMMON STOCK, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER OF THE COMMON STOCK. EXCEPT AS OTHERWISE PROVIDED HEREIN, SUCH DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT HOLDERS OF THE COMMON STOCK USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     If Common Stock is delivered to the Exchange Agent by or on behalf of any holder in denominations in excess of the amount tendered in the accompanying Letter of Transmittal, the Exchange Agent will split the applicable tendered certificate into two certificates representing Common Stock in an aggregate principal amount (or amount of shares) equal to the amount so delivered. The Exchange Agent will then return to the tendering holder, unless otherwise requested by such holder under "Special Delivery Instructions" in the Letter of Transmittal, as promptly as practicable following the expiration, withdrawal or termination of the Exchange Offer, a new certificate representing the portion of such delivered Common Stock not tendered.

     Tendering holders of Common Stock will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the Common Stock pursuant to the Exchange Offer.

     With respect to the Exchange Offer, by executing a Letter of Transmittal as set forth above, and subject to and effective upon acceptance for exchange or exchange of the Common Stock tendered therewith, a tendering holder irrevocably sells, assigns and transfers to or upon the order of the Company all right, title and interest in and to all Common Stock tendered thereby, and irrevocably constitutes and appoints the Exchange Agent the true and lawful agent of such holder with respect to such Common Stock, with full power of substitution to (i) deliver certificates for such Common Stock to the Company and deliver all accompanying evidences of transfer and authenticity to or upon the order of the Company upon receipt by the Exchange Agent, as the holder's agent, of the Preferred Shares for such exchange and (ii) present such Common Stock for transfer on the books of the company and receive all benefits and otherwise exercise all rights of beneficial ownership of such Common Stock, all in accordance with the terms of the Exchange Offer. Prior to any acceptance for exchange, however, a Shareholder which has tendered Common Stock will retain all voting rights and other beneficial rights of ownership with regard to such tendered shares of Common Stock.

Acceptance for Exchange; Exchange for Common Stock

     The acceptance for exchange of Common Stock validly tendered and not properly withdrawn will be made as promptly as practicable after the Exchange Expiration Date. Subject to rules promulgated pursuant to the Exchange Act, however, the Company expressly reserves the right to delay acceptance of any Common Stock or terminate the Exchange Offer and not accept for exchange any Common Stock not previously accepted in order to comply, in whole or in part, with any applicable law. For purposes of the Exchange Offer, the Company will be deemed to have accepted for exchange validly tendered and not properly withdrawn Common Stock if, as and when the Company gives oral or written notice thereof to the Exchange Agent. Subject to the terms and conditions of the Exchange Offer, delivery of Preferred Shares for Common Stock accepted pursuant to the Exchange Offer will be made by the Exchange Agent as soon as practicable after receipt of such notice, subject to delays, if any, resulting from proration. The Exchange Agent will act as agent for the tendering holders of Common Stock for the purposes of receiving Preferred Shares from the Company and transmitting the Preferred Shares to the tendering holders.

     If, for any reason whatsoever, acceptance for exchange or exchange of any Common Stock tendered pursuant to the Exchange Offer is delayed, or the Company is unable to accept for exchange or exchange the Common Stock pursuant to the Exchange Offer, then, without prejudice to the Company's rights set forth herein, the Exchange Agent may nevertheless, on behalf of the Company and subject to rules promulgated pursuant to the Exchange Act, retain tendered Common Stock and such Common Stock may not be withdrawn except to the extent that the tendering holder of such Common Stock is entitled to withdrawal rights as described below.

     No alternative, conditional or contingent tenders will be accepted. All tendering holders, by execution of a Letter of Transmittal, or copy thereof, waive any right to receive notice of acceptance of the Common Stock for exchange.

     The Company reserves the right, in its sole discretion, to delay the consummation of the Exchange Offer in order to comply, in whole or in part, with any applicable law.

     If any  tendered  Common  Stock is not  exchanged  pursuant to the Exchange
Offer for any reason, or if Common Stock is submitted for a greater principal amount than is tendered, such Common Stock will be returned, without expense to the tendering holder, in either case as promptly as practicable following the acceptance for exchange of Common Stock pursuant to the Exchange Offer or the termination of the Exchange Offer.

     All questions as to the form of documents and the validity, eligibility (including time of receipt), acceptance for exchange and withdrawal of tendered Common Stock will be determined by the Company, in its sole discretion, the determination of which shall be final and binding. The Company reserves the absolute right to reject any and all tenders of Common Stock pursuant to the Exchange Offer determined by it not to be in proper form or otherwise not to have been validly tendered, or acceptance for exchange or exchange for which, in the opinion of the Company or its counsel, may be unlawful. The Company also reserves the right to waive any conditions of the Exchange Offer or any defects or irregularities in the tender of any Common Stock. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. None of the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defects or irregularities in such tenders nor shall any of them incur any liability for failure to give such notification. Tenders of such Common Stock will not be deemed to have been made until such irregularities have been cured or waived. Any Common Stock received by the Exchange Agent that is not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Exchange Expiration Date.

Withdrawal Rights

     Common Stock tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Exchange Expiration Date and, unless previously accepted for exchange by the Company pursuant to the Exchange Offer, Common Stock tendered may also be withdrawn at any time after midnight, Eastern Daylight Time, on July 23, 1997.

     If the Company extends the Exchange Offer, is delayed in its acceptance for exchange of any Common Stock or is unable to accept for exchange Common Stock pursuant to the Exchange Offer for any reason, then, without prejudice to the Company's rights hereunder, but subject to the rights of holders to withdraw tendered Common Stock prior to the time of acceptance by the Company as described herein, the Exchange Agent may, on behalf of the Company, retain tendered Common Stock until acceptance for exchange.

     For a withdrawal of tender to be effective, a written or facsimile transmission of the Notice of Withdrawal must be timely received by the Exchange Agent at its address specified herein before the Exchange Expiration Date or, if applicable, after midnight Eastern Daylight Time, on July 23, 1997. Any such notice of withdrawal must (i) specify the name of the holder who tendered the Common Stock to be withdrawn, (ii) identify the certificate number or numbers shown on the particular certificates evidencing such Common Stock and the aggregate principal amount represented by such Common Stock and (iii) be signed by the holder of such Common Stock in the same manner as the original signature on the Letter of Transmittal by which such Common Stock was tendered (including any required signature guarantees) or be accompanied by documents of transfer as would be satisfactory to the Company to register the transfer of such Common Stock into the name of the person withdrawing the tender of Common Stock. If the Common Stock to be withdrawn has been delivered or otherwise identified to the Exchange Agent, a signed Notice of Withdrawal is effective immediately upon written or facsimile transmission even if physical release is not yet effected. Withdrawals may not be rescinded. Any tendered Common Stock that is subsequently withdrawn from the Exchange Offer will thereafter be deemed not validly tendered for purposes of the Exchange Offer. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, which determination shall be final and binding on all parties.

     Any Common Stock withdrawn from the Exchange Offer will be deemed not to have been validly tendered for purposes of the Exchange Offer if such withdrawal is prior to the Exchange Expiration Date or, as to Common Stock which has not been accepted for exchange or exchanged by the Company, after July 23, 1997, and, unless the Common Stock so withdrawn is validly re-tendered in compliance with the terms of the Exchange Offer, no exchange will be made, pursuant to the Exchange Offer with respect to such Common Stock. Any Common Stock so withdrawn will be returned to the record holder thereof without cost to such record holder as soon as practicable after withdrawal. Properly withdrawn Common Stock may be re-tendered by following one of the procedures described above at any time prior to the Exchange Expiration Date.

Effect  of  Exchange  Offer  on  the  Market  for  Common  Stock;  Exchange  Act
Registration

     Common Stock is publicly traded in the over-the-counter market as a Nasdaq National Market Security under the symbol MAXC. As of March 31, 1997, there were outstanding 3,517,180 shares of Common Stock which were held by approximately 1500 record and beneficial holders. Following a successful completion of this Exchange Offer, the number of outstanding shares of Common Stock will be reduced by approximately 14%. This reduction in outstanding Common Stock could adversely affect the liquidity and market value of the remaining shares held by the public.

     If the number of holders of Common Stock were to fall below 400, which is not anticipated, the Common Stock would no longer be eligible for designation as a "National Market Security." Further, if the number of holders were to fall below 300, Nasdaq might cease to provide quotations, although quotations might still be available from other sources.

     Maxco Common Stock presently meets the requirements of the Federal Reserve Board of Governors for a margin security, which has, among others, the effect of allowing brokers to extend margin credit on the collateral of such shares. If the Common Stock were to become ineligible for designation as a National Market Security, or if certain other requirements should no longer be satisfied, the shares might no longer meet the margin requirements.

     The Common Stock is currently registered under the Exchange Act. The registration may be terminated if there are fewer than 300 record holders of Common Stock, which is not anticipated. Termination of registration of the Common Stock under the Exchange Act would substantially reduce the information required to be furnished by Maxco to its security holders and to the Commission and would make certain provisions of the 1934 Act, such as the short-swing profit recovery provision of section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a), no longer applicable to Maxco. Furthermore, "affiliates" of Maxco and persons holding "restricted securities" of Maxco may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Act.

     In order to cause the Common Stock to cease to be quoted by Nasdaq or to be eligible for termination of its registration under the Exchange Act, the number of record shareholders would have to fall below 300. Although the Company cannot accurately predict what the number of record shareholders will be subsequent to the Exchange Offer, its analysis indicates that the number will remain substantially above 300. However, in the event that the shares tendered appear likely to cause the number of record shareholders to approach 300, the Company will reduce the number of shares to be accepted for exchange or will withdraw the Exchange Offer.

     Shareholders should also be aware that a successful completion of the Exchange Offer will have an effect on the book value of the remaining outstanding shares of Common Stock. The following table sets forth the shareholders' equity and book value of the Company at March 31, 1996 and December 31, 1996, and as adjusted to give effect to the exchange by the Company of 33,333 shares of Preferred Shares offered hereby net of the estimated costs of such exchange.

                                        March 31,   December 31,        As
                                          1996         1996      Adjusted (1)(2)
                                       -----------------------------------------
                                          (in thousands except per share data)

Series Two 12% cumulative              $   900        $   900       $   --
redeemable, convertible preferred
stock, 18,000 shares issued

Series Three 10% cumulative                754            746           746
redeemable preferred stock,
15,931 shares issued (16,050 at
March 31)

Series Four 10% Cumulative,                 --            --          2,390
redeemable Preferred Stock,
46,414 shares issued

Series Five 10% cumulative,                 --             --         4,000
redeemable preferred stock,
33,333 shares issued

Common stock, $1 par value,              4,227          3,683         3,043
10,000,000 shares authorized,
3,682,780 shares issued, 3,182,760
as adjusted (4,227,442 at March 31)

Additional paid-in capital                 686             --            --
Net unrealized gain on marketable           --             39            39
securities

Retained earnings                       12,759         30,370        24,873

Common stockholder equity               17,672         34,092        28,905

Book value per common share               4.18           9.26          9.50

(1) Based on exchange price of $8.00 a share for common stock Net of estimated costs of exchange offer of $65,000

(2) Includes effect of January 1997 exchange of Series Four Preferred for Series Two Preferred Stock.

     The following table summarizes net income applicable to common shareholders and net income per common share for the nine months ended December 31, 1996, and the year ended March 31, 1996 giving effect to payment of $400,000 in dividends on the Series Five Preferred Shares ($300,000 for nine months), and the pro-forma effect based on the maximum exchange of common shares as contemplated herein as if such exchange occurred at the beginning of the period.



                                                     PRO FORMA

                                      Nine Months Ended      Twelve Months Ended
                                      December 31, 1996      March 31, 1996
                                      -------------------------------------
                                       (in thousands except per share data)

Net Income (Loss)                     $ 22,285                 $ (2,693)
Preferred Stock Dividend                  (453)                    (604)

Net Income (Loss ) Applicable
To Common Stock-
Primary                                 21,832                   (3,297)

Net Income (Loss) Applicable
To Common Stock-
Fully Diluted                           21,913                   (3,189)

Net Income (Loss) Per Share
Of Common Stock:

         Primary                          6.21                     (.85)
         Fully Diluted                    5.84                      (a)

(a)  Antidilutive for the period presented

Certain Conditions of the Exchange Offer

     Notwithstanding any other provision of the Exchange Offer, the Company shall not be required to accept for exchange or, subject to any applicable rules and regulations of the SEC, exchange any Common Stock tendered pursuant to the Exchange Offer, and may terminate or amend the Exchange Offer and may postpone the acceptance for payment of and payment for Common Stock, if at any time on or after May 28, 1997, and prior to the acceptance for exchange of Common Stock, any of the following conditions exist:

     (a) there shall be instituted, threatened or pending any action or proceeding before any court or governmental, administrative or regulatory authority, agency or tribunal, domestic or foreign, or any non-governmental regulatory agency that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in the remainder of this paragraph (a) make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or make materially more costly the making of the Exchange Offer, the acceptance for exchange or exchange of some or all of the Common Stock by the Company or cause the incurrence of material damages by the Company in connection with the Exchange Offer.

     (b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) the Company or any subsidiary or affiliate of the Company or
          (ii) the Exchange Offer by any legislative body, court, government or governmental, administrative or regulatory authority, agency or tribunal, domestic or foreign, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in (a) above or in paragraph (c) below.

     (c) there shall have occurred any change, condition, event or development (including, without limitation, the institution of litigation) in the business, properties, assets, liabilities, financial condition or results of operations of the Company or any of its subsidiaries that is, or is reasonably likely to be, materially adverse to the Company and its subsidiaries taken as a whole.

     (d) there have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) from the date of the Exchange Offer, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index, (iii) any suspension of, or limitation on, the market for United States currency, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority, agency or tribunal, domestic or foreign, on the extension of credit by banks or other lending institutions in the United States, (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the united States or (vii) in the case of any of the foregoing existing on May 28, 1997, a material acceleration or worsening thereof which, in the good faith judgment of the Company in any such case, and regardless of the circumstances (including any action or inaction by the Company or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for exchange or exchange.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in the good faith judgment of the Company. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Regulatory Approvals

     Except as disclosed in this document, the Company is not aware of any approval or other action by any domestic (federal or state) or foreign governmental, administrative or regulatory agency that would be required prior to an acquisition of Common Stock by the Company. Should any such approval or other action be required, it is the Company's present intention to seek such approval or action.

Tenders by Maxco Officers, Directors or Affiliates

     Officers, Directors or Affiliates of Maxco, Inc. who are also holders of Common Stock will receive the Exchange Offer and will be eligible to tender shares of Common stock held by them on the same basis as any other shareholder. Although Officers, Directors or Affiliates of Maxco may choose to tender shares of Common Stock held by them, the Company is not presently aware of any such intention other than as follows.

     Max A. Coon, the president of the Company has indicated that he expects to tender the 48,250 shares of Common Stock presently held by him in a wholly owned corporation.

Exchange Agent

     Boston Equiserve (617/575-3400) will act as Exchange Agent for the Exchange Offer. All correspondence in connection with the Exchange Offer and the Letter of Transmittal should be addressed to the Exchange Agent as follows:

By Mail:                      By Overnight Courier:    By Hand:
Boston EquiServe              Boston EquiServe         Bank of Boston
Corporate Reorganization      150 Royall Street        Boston EquiServe LP
Post Office Box 1889          Mail Stop 45-02-53       Corporate Reorganization
Boston, MA 02205              Canton, MA 02021         55 Broadway, Third Floor
                                                       New York, NY 10006

     In addition, Corporate Investor Communications, Inc. ("CIC"), 111 Commerce Road, Carlstadt, NJ 07072, (800/346-7885) will act as "Information Agent" to assist those brokers and dealers who tender Common Stock on behalf of shareholders who have held their shares of Common Stock in broker accounts.

     The Company will pay the Exchange Agent and the Information Agent reasonable and customary compensation for services in connection with the Exchange Offer. In addition, the Company will reimburse the Exchange Agent and the Information Agent for their out-of-pocket expenses, and will indemnify them against certain liabilities and expenses in connection with their services, including liabilities under the federal securities laws.

Certain Contracts or Arrangements with Respect to Maxco Securities

Stock Option Plan

     Under the terms of Maxco's Incentive Stock Option Plan, options for the purchase of up to 500,000 shares of Common Stock may be granted to key employees of Maxco and its subsidiaries for an option price equal to the fair market value of the Common Stock on the date of such option grant. As of March 31, 1997, options on 202,500 shares of stock were outstanding at option prices ranging from $1.38 to $8.00 per share.

Transactions in Common Stock

     To the knowledge of the Company, there have been no transactions in Common Stock by the Company or any of its officers, directors of affiliates within the 40 business days preceding May 28, 1997.

                             ADDITIONAL INFORMATION

     Maxco, Inc. ("Maxco" or the "Company") is subject to the informational requirements of the Securities and Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, and at its regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511). Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549 at prescribed rates.

     The Company has filed with the Commission a statement on Schedule 13E-4 pursuant to Rule 13e-4 under the Exchange Act furnishing certain information with respect to the Exchange Offer. Within ten days after the termination of the Exchange Offer, the Company will be required to file an amendment to such statement setting forth the results of the Exchange Offer. Such Schedules, and any amendments thereto, should be available for inspection and copying as set forth above.

     Additional information concerning the Company and its subsidiaries is contained in the Maxco Annual Report on 10-K filed with the Commission for the year ended March 31, 1996 and the Quarterly Report on Form 10-Q filed for the quarter ended December 31, 1996, which accompany this Exchange Offer. Exhibits filed with the Form 10-Q have not been included, but may be obtained as set forth above. The Company expects to file its Annual Report on Form 10-K on approximately June 5, 1997. Copies of such report may be obtained without charge from the Company upon written request, or may be obtained from the Commission as set forth above.

     No salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Exchange Offer in connection with the offer made by this Exchange Offer and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Exchange Offer nor any transaction made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof. This Exchange Offer does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such an offer or solicitation.

                                TABLE OF CONTENTS


SUMMARY ...................................................................    2

INVESTMENT CONSIDERATIONS .................................................    4

SELECTED FINANCIAL DATA ...................................................    5

DESCRIPTION OF THE PREFERRED SHARES .......................................    6

THE EXCHANGE OFFER ........................................................    8
         The Common Stock .................................................    9
         Purpose of the Transaction .......................................    9
         Anticipated Federal Income Tax Consequences ......................   10
         Procedure for Tendering Maxco Common Stock .......................   11
         Acceptance for Exchange; Exchange for Common Stock ...............   12
         Withdrawal Rights ................................................   13
         Effect of Exchange Offer on the Market for Common
            Stock; Exchange Act Registration ..............................   14
         Certain Conditions of the Exchange Offer .........................   17
         Regulatory Approvals .............................................   19
         Tenders by Maxco Officers, Directors or Affiliates ...............   19
         Exchange Agent ...................................................   20
         Certain Contracts or Arrangements with
            Respect to Maxco Securities ...................................   20

ADDITIONAL INFORMATION ....................................................   21

EXHIBITS

     A.   Maxco Annual Report on Form 10-K for the year ended March 31, 1996.

     B. Maxco Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.